UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INFORMATION TO BE INCLUDED IN REPORT
1.	Three company announcements made on October 29, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.

(Registrant)

Date: October 30, 2009	By:	/s/ Kenji Kinoshita Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 29, 2009
URL: http://www.komatsu.com/
Consolidated Business Results for Six Months of the Fiscal Year Ending
March 31, 2010 (U.S. GAAP)
1. Results for Six Months Ended September 30, 2009
(Amounts are rounded to the nearest million yen)
(1) Consolidated Financial Highlight

	Millions of yen except per share amounts
	Six months ended	Six months ended
	September 30,	September 30,	Changes
	2009 (A)	2008 (B)	(A)-(B)
Net sales	645,963	1,211,288	(565,325)	(46.7)%
Operating income	19,785	159,654	(139,869)	(87.6)%
Income before income taxes and equity in earnings of affiliated companies	18,452	156,728	(138,276)	(88.2)%
Net income attributable to Komatsu Ltd.	8,198	100,341	(92,143)	(91.8)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥8.47	¥100.82	¥(92.35)
Diluted	¥8.47	¥100.72	¥(92.25)

Note:
Komatsu Ltd. and its subsidiaries adopted the FASB Accounting Standards CodificationTM (ASC) 810, “Consolidation”. Effective April 1, 2009, net income is relabelled and attributed between noncontrolling interests and Komatsu Ltd. The caption “Net income attributable to Komatsu Ltd.” presented above is comparable to the caption “Net income” appearing in the consolidated financial statements for fiscal years ended as of or prior to March 31, 2009.

(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of September 30, 2009	As of March 31, 2009
Total assets	1,911,793	1,969,059
Komatsu Ltd. shareholders’ equity	801,832	814,941
Komatsu Ltd. shareholders’ equity ratio	41.9%	41.4%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥828.30	¥842.04
2. Dividends
(For the fiscal years ended March 31, 2009 and ending March 31, 2010)

	Yen
	The entire FY ending March 31, 2010		The entire FY ended March 31,
	Results	Projection	2009
First quarter period
Second quarter period	8.0	—	22.0
Third quarter period
Year-end	—	8.0	18.0
Total		16.0	40.0
Note:   Changes in the projected cash dividend as of September 30, 2009: None

3. Projections for the Fiscal Year Ending March 31, 2010
(From April 1, 2009 to March 31, 2010)

	Millions of yen except per share amounts
	The entire fiscal year
		Changes
Net sales	1,430,000	(29.3)%
Operating income	72,000	(52.6)%
Income before income taxes and equity in earnings of affiliated companies	62,000	(51.9)%
Net income attributable to Komatsu Ltd.	35,000	(55.6)%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥36.16

Notes:	1 Changes in the projected consolidated business results as of September 30, 2009: Applicable

2 Percentages shown above represent the rates of change compared with the corresponding period a year ago.

3	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.
4. Others
(1)	Changes in important subsidiaries during six months ended September 30, 2009: None

(2)	Use of simplified accounting procedures and of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: Applicable

2)	Change in other matters except for 1) above: None
Note: See “Management Performance and Financial Conditions” on page 8 for more details.
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:
As of September 30, 2009: 998,744,060 shares
As of March 31, 2009: 998,744,060 shares
2)	The numbers of shares of treasury were as follows:
As of September 30, 2009: 30,699,910 shares
As of March 31, 2009: 30,921,768 shares
3)	The weighted average numbers of common shares outstanding were as follows:
Six months ended September 30, 2009: 967,972,490 shares
Six months ended September 30, 2008: 995,234,502 shares
[Reference]
Results for Three Months Ended September 30, 2009

	Millions of yen except per share amounts
	Three months ended	Three months ended
	September 30,	September 30,	Changes
	2009 (A)	2008 (B)	(A)-(B)
Net sales	325,535	604,456	(278,921)	(46.1)%
Operating income	11,512	76,390	(64,878)	(84.9)%
Income before income taxes and equity in earnings of affiliated companies	9,724	63,960	(54,236)	(84.8)%
Net income attributable to Komatsu Ltd.	3,435	42,610	(39,175)	(91.9)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥3.55	¥42.81	¥(39.26)
Diluted	¥3.55	¥42.78	¥(39.23)

Management Performance and Financial Conditions
1. Outline of Operations and Business Results
During the first six-month period (April 1 — September 30, 2009), world economies began to move away from the path toward a drastic economic recession thanks to economic and financial measures across advanced and many emerging economies. However, the overall economic environment, except for some countries such as China, remained sluggish.
Under such an economic environment, Komatsu Ltd. and its subsidiaries (hereinafter “Komatsu”) continued to adjust production around the world in order to achieve an appropriate level of inventories as its top priority task. At the same time, Komatsu also reorganized production of both businesses of the Construction, Mining and Utility Equipment and the Industrial Machinery and Others, while realigning sales of construction equipment and forklift trucks in Japan. Komatsu also worked to cut down fixed costs. Meanwhile, Komatsu expanded production capacity for hybrid hydraulic excavators and their sales in order to ensure sales and profits. Nevertheless, consolidated net sales for the first six-month period totaled JPY645.9 billion (USD7,258 million, at USD1=JPY89), down 46.7% from the corresponding period a year ago. These sales were partly affected by the Japanese yen’s appreciation in addition to a sharp drop in demand worldwide, except for China. Profits for the six-month period also declined from the corresponding period a year ago. Specifically, operating income declined by 87.6% to JPY19.7 billion (USD222 million). Income before income taxes and equity in earnings of affiliated companies amounted to JPY18.4 billion (USD207 million), down 88.2%. Net income for the first six-month period attributable to Komatsu Ltd. decreased by 91.8% to JPY8.1 billion (USD92 million).

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
	(A)	(B)
	USD1=JPY95	USD1=JPY106	Changes
	EUR1=JPY133	EUR1=JPY162	(A-B)/(B)
Net sales	645,963	1,211,288	(46.7)%
Operating income	19,785	159,654	(87.6)%
Income before income taxes and equity in earnings of affiliated companies	18,452	156,728	(88.2)%
Net income attributable to Komatsu Ltd.	8,198	100,341	(91.8)%

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.

Business results by operation are described below.
Construction, Mining and Utility Equipment
While demand upturned in China in the first six-month period under review, overall demand dropped sharply from the corresponding period a year ago. The Japanese yen also appreciated. Against this backdrop, consolidated net sales of construction, mining and utility equipment totaled JPY569.6 billion (USD6,400 million), down 45.8% from the previous first six-month period.
As demand remained sluggish, Komatsu continued to carry out substantial production adjustment in order to attain an appropriate level of inventories, including those of distributors. As a result, Komatsu achieved the proper inventory level for current demand by the end of the second quarter period under review. Other efforts extended to optimization of production and sales structures and further improvement of operational efficiency, including reorganization of plants, consolidation/elimination of production lines and reorganization of distributors in Japan and overseas.
[Sales of Construction, Mining and Utility Equipment by Region]

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008	Changes
	(A)	(B)	(A-B)/(B)
Japan	106,509	161,387	(34.0)%
Americas	143,277	270,030	(46.9)%
Europe & CIS	58,849	192,791	(69.5)%
China	104,556	101,566	2.9%
Asia & Oceania	117,362	194,396	(39.6)%
Middle East & Africa	39,052	130,055	(70.0)%
Total	569,605	1,050,225	(45.8)%
Japan
While public-sector investment was firm, resulting from the government’s economic measures, private-sector and housing investments remained slack, considerably reducing demand for construction equipment from the corresponding period a year ago. Against this backdrop, Komatsu continued its efforts to reorganize production and sales, nevertheless, impacted by sluggish market conditions, the first six-month sales in Japan declined from the corresponding period a year ago. Komatsu also worked to establish a full-scale commercialization setup for hybrid hydraulic excavators and expand their sales. Komatsu expects strong sales for their outstanding reduction of fuel consumption and CO2 emissions. Komatsu expanded the production capacity for electric motors and other key components at its Shonan Plant in Hiratsuka City, Kanagawa Prefecture. With respect to sales, Komatsu received orders for about 140 units as of September 30, 2009 (180 units targeted for the current fiscal year ending March 31, 2010).

Americas
North American demand dropped sharply from the corresponding period a year ago, as affected by sluggish housing starts and delaying recovery of the economy in the United States. In Latin America, demand for construction equipment for use in civil engineering declined reflecting sluggish economies, but demand for equipment for mining applications remained relatively firm. In North America, Komatsu focused its efforts on reorganizing production and sales, while reinforcing sales and product support capabilities for mining equipment. However, first six-month sales in the Americas declined sharply from the corresponding period a year ago, reflecting not only sluggish market conditions but also its efforts in production adjustment to attain an appropriate level of inventories.
Europe & CIS
Demand continued to decline markedly in Europe and CIS under sluggish economies. First six-month sales in Europe & CIS dropped sharply from the corresponding period a year ago, as affected by considerable declines of demand in both regions and partly due to Komatsu’s proactive efforts to adjust production to promote an appropriate level of inventories at its distributors and narrow down the models produced by its European plants.
China
Recovery of demand became evident with record-high monthly demand being renewed since June as the Chinese government implemented economic stimulus measures for large-scale public works such as railway and highway construction projects in addition to the post-earthquake reconstruction projects in Sichuan Province. As a result, first six-month sales in China increased over the corresponding period a year ago.
In August this year, Komatsu embarked on the pilot market introduction of its hybrid hydraulic excavators to China ahead of other overseas markets.
Asia & Oceania
Demand declined in Asia & Oceania from the corresponding period a year ago, as affected by economic slowdown. However, signs of recovery began to emerge in the mining and agricultural sectors of Indonesia and mining and infrastructure development sectors of India. In this environment, Komatsu continued its efforts to strengthen sales and product support capabilities. However, first six-month sales decreased from the corresponding period a year ago, as partly affected by production adjustment made to reduce distributors’ inventories to an appropriate level.

Middle East & Africa
While commodity prices showed upturning signs, demand remained sluggish in the Middle East & Africa as affected by economic recession. In this environment, Komatsu worked to strengthen its product support capabilities, for example, by opening a new training center in Dakar, Senegal. However, first six-month sales declined from the corresponding period a year ago, reflecting a drop in demand in the Middle East in addition to production adjustment made to reduce inventories to an appropriate level.
Industrial Machinery and Others
Consolidated sales of industrial machinery and other operations for the first six-month period totaled JPY76.3 billion (USD858 million), down 52.6% from the corresponding period a year ago, as the automobile and many other client industries continued to restrain from making capital investment. This resulted in a sizable drop in new orders for industrial machinery.
As a challenging environment remained, Komatsu continued to advance structural reforms such as the reorganization of production, and reinforced its sales and product support capabilities in China which has strong potential for market growth. In Japan, Komatsu applied KOMTRAX to industrial machinery, getting ready for market introduction in the second half period of the current fiscal year. KOMTRAX, a Komatsu-original monitoring system for construction equipment, is a market-proven, pacesetting system for the industry.
2. Financial Conditions
As of September 30 2009, total assets had decreased by JPY57.2 billion from the previous fiscal year-end, to JPY1,911.7 billion (USD21,481 million), largely due to a decrease in inventories resulting from our proactive efforts to reduce inventories to an appropriate level. Interest-bearing debt increased by JPY46.6 billion from the previous fiscal year-end, to JPY646.4 billion (USD7,264 million). This increase is mainly attributable to the inclusion of a retail finance company in Australia as a consolidated subsidiary. Komatsu Ltd. shareholders’ equity amounted to JPY801.8 billion (USD9,009 million), a decline of JPY13.1 billion from the previous fiscal year-end. As a result, Komatsu Ltd. shareholders’ equity ratio increased to 41.9%, up 0.5 percentage points from the previous fiscal year-end. Net debt-to-equity ratio* was 0.69 compared to 0.62 as of the previous fiscal year-end.
For the first six-month period under review, net cash provided by operating activities amounted to JPY87.4 billion (USD983 million), an increase of JPY29.0 billion from the corresponding period a year ago, mainly due to a decrease in working capital. Net cash used in investing activities declined by JPY25.4 billion from the corresponding period a year ago, to JPY45.0 billion (USD507 million), due to restrained investments in Japan and overseas. Net cash used in financing activities amounted to JPY38.2 billion (USD430 million), an increase of JPY24.5 billion from the previous first-six month period. As a result, cash and cash equivalents, as of September 30, 2009, increased by JPY1.1 billion from the previous fiscal year-end, to JPY91.6 billion (USD1,030 million).

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

3. Projections for the Fiscal Year Ending March 31, 2010
(From April 1, 2009 to March 31, 2010)
In the construction, mining and utility equipment business, Komatsu is going to shift to production which is in tune with market demand. We achieved the proper inventory level for current demand by the end of the second quarter period after our proactive, large-scale production adjustment efforts. In terms of the market environment, while recovery of the Chinese market became clearly evident and signs of market recovery began to emerge in Indonesia and India, we are estimating that market conditions in Japan, North America and Europe will remain more sluggish than we had earlier anticipated. In the industrial machinery and others business, as we cannot look forward to capital investment by the automobile manufacturing industry, our main client, we are projecting that a challenging environment for presses, sheet metal machines and machine tools will remain. By considering these conditions, we have revised our projection of consolidated net sales for the current fiscal year ending March 31, 2010 as follows. With respect to profits, we should be able to keep the same figures as projected as we continue to work together as the entire Komatsu Group to reduce fixed and production costs.
As preconditions for our current projections, we are assuming the foreign exchange rates in the third and fourth quarters to be as follows: USD1 = JPY95 and EUR1 = JPY125. With respect to the average rates for the full year, we are keeping the same figure for the U.S. dollar as our earlier projection (USD1 = JPY95), but for the euro, we have changed to EUR1 = JPY129 from our earlier projection of JPY125.

	Millions of yen
	Earlier	Current	Changes		Results for
	projection	projection	Increase (Decrease)		FY ended
	(A)	(B)	(B)-(A)		Mar. 31, 2009
Net sales	1,530,000	1,430,000	(100,000)	(6.5)%	2,021,743
Operating income	72,000	72,000	—	—	151,948
Income before income taxes and equity in earnings of affiliated companies	62,000	62,000	—	—	128,782
Net income attributable to Komatsu Ltd.	35,000	35,000	—	—	78,797

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.

[Reference]
Projections of the Parent Company for the Fiscal Year Ending March 31, 2010
Similar to the projections for consolidated business results, we are projecting that non-consolidated net sales will decline from our projection of April 2009. With respect to profits, we are also estimating that they will decrease from our projections, because our efforts in reducing fixed and production costs on a non-consolidated basis won’t be able to make up for a decline in sales.

	Millions of yen
	Earlier	Current	Changes		Results for
	projection	projection	Increase (Decrease)		FY ended
	(A)	(B)	(B)-(A)		Mar. 31, 2009
Net sales	520,000	430,000	(90,000)	(17.3)%	787,028
Operating profit	(20,000)	(35,000)	(15,000)	—	26,746
Ordinary profit	0	(10,000)	(10,000)	—	40,034
Net income	5,000	0	(5,000)	(100.0)%	9,317
4. Others
(1)	Changes in important subsidiaries during the first six-month period ended September 30, 2009: None

(2)	Used of simplified accounting procedures and of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: Applicable
Komatsu adopted the FASB Accounting Standards CodificationTM (ASC) 105, “Generally Accepted Accounting Principles” (Formerly SFAS No.168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No.162”) in September 2009. ASC 105 prescribes that FASB Accounting Standard CodificationTM (Codification) is the single official source of authoritative U.S. generally accepted accounting principle, doing away with the previous four-level hierarchy.
The financial statements that adopted ASC 105 should follow the Codification in place of legacy accounting pronouncements. SFAS No.168 is superseded by ASC 105. The adoption of ASC 105 did not have a material impact on our consolidated result of operations and financial condition.
Specific standard number of FASB statement is referred in ( ) hereinafter.
Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 805, “Business Combinations” (Formerly SFAS No.141R, “Business Combinations”). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material impact on our consolidated result of operations and financial condition.

Staring in the fiscal year which began April 1, 2009, Komatsu adopted ASC 810, “Consolidation” (Formerly SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51”). ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests, and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Previously reported amounts have been reclassified accordingly.
2)	Change in other matters except for 1) above: None
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

5. Financial statement
(1) Condensed Consolidated Balance Sheets
Assets

	Millions of yen
	As of September 30, 2009		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥91,687		¥90,563
Time deposits	578		44
Trade notes and accounts receivable	353,048		373,901
Inventories	436,450		507,357
Deferred income taxes and other current assets	106,066		131,374

Total current assets	987,829	51.7	1,103,239	56.0

Long-term trade receivables	140,490	7.4	102,969	5.2

Investments
Investments in and advances to affiliated companies	21,925		19,249
Investment securities	61,027		53,854
Other	11,262		12,017

Total investments	94,214	4.9	85,120	4.3

Property, plant and equipment
— Less accumulated depreciation	532,257	27.8	525,462	26.7

Goodwill	29,422	1.5	28,661	1.5
Other intangible assets	61,842	3.2	60,346	3.1
Deferred income taxes and other assets	65,739	3.5	63,262	3.2

Total	¥1,911,793	100.0	¥1,969,059	100.0

Liabilities and Equity

	Millions of yen
	As of September 30, 2009		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥195,141		¥220,087
Current maturities of long-term debt	76,766		87,662
Trade notes, bills and accounts payable	153,013		214,375
Income taxes payable	6,718		10,818
Deferred income taxes and other current liabilities	175,019		199,345

Total current liabilities	606,657	31.7	732,287	37.2

Long-term liabilities
Long-term debt	374,573		292,106
Liability for pension and retirement benefits	51,893		53,822
Deferred income taxes and other liabilities	38,819		42,510

Total long-term liabilities	465,285	24.4	388,438	19.7

Total liabilities	1,071,942	56.1	1,120,725	56.9

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,111		140,092
Retained earnings:
Appropriated for legal reserve	30,781		28,472
Unappropriated	707,680		719,222
Accumulated other comprehensive income (loss)	(109,880)		(105,744)
Treasury stock	(34,730)		(34,971)

Total Komatsu Ltd. shareholders’ equity	801,832	41.9	814,941	41.4

Noncontrolling interest	38,019	2.0	33,393	1.7

Total equity	839,851	43.9	848,334	43.1

Total	¥1,911,793	100.0	¥1,969,059	100.0

(2) Condensed Consolidated Statements of Income
Six months ended September 30, 2009 and 2008

	Millions of yen except per share amounts
	Six months ended		Six months ended
	September 30, 2009		September 30, 2008
		Ratio		Ratio
		(%)		(%)
Net sales	¥645,963	100.0	¥1,211,288	100.0
Cost of sales	505,082	78.2	885,675	73.1
Selling, general and administrative expenses	119,483	18.5	166,224	13.7
Other operating income (expenses)	(1,613)	(0.2)	265	0.0

Operating income	19,785	3.1	159,654	13.2

Other income (expenses)	(1,333)		(2,926)
Interest and dividend income	3,965	0.6	4,414	0.4
Interest expense	(5,125)	(0.8)	(7,565)	(0.6)
Other-net	(173)	(0.0)	225	0.0

Income before income taxes and equity in earnings of affiliated companies	18,452	2.9	156,728	12.9

Income taxes	6,643	1.0	53,401	4.4
Income before equity in earnings of affiliated companies	11,809	1.8	103,327	8.5
Equity in earnings of affiliated companies	41	0.0	1,334	0.1
Net income	11,850	1.8	104,661	8.6
Less net income attributable to the noncontrolling interest	(3,652)	(0.6)	(4,320)	(0.4)

Net income attributable to Komatsu Ltd.	¥8,198	1.3	¥100,341	8.3

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	8.47		100.82
Diluted	8.47		100.72

Three months ended September 30, 2009 and 2008

	Millions of yen except per share amounts
	Three months ended		Three months ended
	September 30, 2009		September 30, 2008
		Ratio		Ratio
		(%)		(%)
Net sales	¥325,535	100.0	¥604,456	100.0
Cost of sales	252,609	77.6	445,839	73.8
Selling, general and administrative expenses	59,997	18.4	80,882	13.4
Other operating income (expenses)	(1,417)	(0.4)	(1,345)	(0.2)

Operating income	11,512	3.5	76,390	12.6

Other income (expenses)	(1,788)		(12,430)
Interest and dividend income	2,106	0.6	1,814	0.3
Interest expense	(2,394)	(0.7)	(3,636)	(0.6)
Other-net	(1,500)	(0.5)	(10,608)	(1.8)

Income before income taxes and equity in earnings of affiliated companies	9,724	3.0	63,960	10.6

Income taxes	4,462	1.4	20,455	3.4
Income before equity in earnings of affiliated companies	5,262	1.6	43,505	7.2
Equity in earnings of affiliated companies	142	0.0	572	0.1
Net income	5,404	1.7	44,077	7.3
Less net income attributable to the noncontrolling interest	(1,969)	(0.6)	(1,467)	(0.2)

Net income attributable to Komatsu Ltd.	¥3,435	1.1	¥42,610	7.0

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	3.55		42.81
Diluted	3.55		42.78

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Operating activities
Net income	¥11,850	¥104,661
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	44,427	45,914
Deferred income taxes	(8,845)	51
Net loss (gain) from sale of investment securities and subsidiaries	(252)	1,311
Net loss (gain) on sale of property	(251)	(62)
Loss on disposal of fixed assets	922	1,273
Pension and retirement benefits, net	199	(42)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	21,396	(2,515)
Decrease (increase) in inventories	69,679	(42,501)
Increase (decrease) in trade payables	(56,819)	(10,104)
Increase (decrease) in income taxes payable	(4,215)	(18,240)
Other, net	9,363	(21,349)

Net cash provided by (used in) operating activities	87,454	58,397

Investing activities
Capital expenditures	(50,342)	(68,586)
Proceeds from sale of property	7,519	6,894
Proceeds from sale of available for sale investment securities	74	147
Purchases of available for sale investment securities	(3,505)	(9,318)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	661	—
Acquisition of subsidiaries and equity investees, net of cash acquired	627	302
Collection of loan receivables	901	4,959
Disbursement of loan receivables	(970)	(3,386)
Decrease (increase) in time deposits	(52)	(1,519)

Net cash provided by (used in) investing activities	(45,087)	(70,507)

Financing activities
Proceeds from long-term debt	88,685	77,173
Repayments on long-term debt	(26,566)	(41,148)
Increase (decrease) in short-term debt, net	(61,988)	(3,182)
Repayments of capital lease obligations	(17,902)	(20,378)
Sale (purchase) of treasury stock, net	157	(2,791)
Dividends paid	(17,431)	(21,904)
Other, net	(3,199)	(1,481)

Net cash provided by (used in) financing actibities	(38,244)	(13,711)

Effect of exchange rate change on cash and cash equivalents	(2,999)	1,027

Net increase (decrease) in cash and cash equivalents	1,124	(24,794)

Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of period	¥91,687	¥77,216

(4) Note to the Going Concern Assumption
None
(5) Business Segment Information
Six months ended September 30, 2009 and 2008
1) Information by Operating Segment
(For the six months ended September 30, 2009)

	Millions of yen
	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	569,605	76,358	645,963	—	645,963
Intersegment	1,417	8,331	9,748	(9,748)	—
Total	571,022	84,689	655,711	(9,748)	645,963
Segment profit	20,787	3,670	24,457	(3,059)	21,398
(For the six months ended September 30, 2008)

	Millions of yen
	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	1,050,225	161,063	1,211,288	—	1,211,288
Intersegment	2,726	13,022	15,748	(15,748)	—
Total	1,052,951	174,085	1,227,036	(15,748)	1,211,288
Segment profit	148,748	13,944	162,692	(3,303)	159,389
Notes:	1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment
Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics.
b)	Industrial Machinery and Others
Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others.
2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

(For the six months ended September 30, 2009)

	Millions of yen
			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	225,427	145,552	69,462	205,522	645,963	—	645,963
Intersegment	76,277	17,295	10,491	3,346	107,409	(107,409)	—
Total	301,704	162,847	79,953	208,868	753,372	(107,409)	645,963
Segment profit (loss)	(24,198)	15,285	5,012	25,604	21,703	(305)	21,398

(For the six months ended September 30, 2008)

	Millions of yen
			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	480,584	279,166	188,206	263,332	1,211,288	—	1,211,288
Intersegment	239,197	26,369	12,004	21,020	298,590	(298,590)	—
Total	719,781	305,535	200,210	284,352	1,509,878	(298,590)	1,211,288
Segment profit	68,542	37,937	19,418	42,278	168,175	(8,786)	159,389
Note:	Transfers between segments are made at estimated arm’s-length prices.
3) Overseas Sales

(For the six months ended September 30, 2009)

	Millions of yen
	Americas	Europe & CIS	Others	Total
Overseas sales	152,325	62,222	280,684	495,231
Consolidated net sales	—	—	—	645,963
Ratio of overseas sales to consolidated net sales (%)	23.6	9.6	43.5	76.7

(For the six months ended September 30, 2008)

	Millions of yen
	Americas	Europe & CIS	Others	Total
Overseas sales	300,983	200,521	474,827	976,331
Consolidated net sales	—	—	—	1,211,288
Ratio of overseas sales to consolidated net sales (%)	24.8	16.6	39.2	80.6
Notes: 1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.
2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
a)	Americas: North America and Latin America

b)	Europe & CIS: Germany, U.K. and Russia

c)	Others: China, Oceania, Southeast Asia, Middle East and Africa

Three months ended September 30, 2009 and 2008
1) Information by Operating Segment

(For the three months ended September 30, 2009)

	Millions of yen
	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	284,910	40,625	325,535	—	325,535
Intersegment	631	4,288	4,919	(4,919)	—
Total	285,541	44,913	330,454	(4,919)	325,535
Segment profit	13,350	793	14,143	(1,214)	12,929

(For the three months ended September 30, 2008)

	Millions of yen
	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	516,147	88,309	604,456	—	604,456
Intersegment	1,307	7,032	8,339	(8,339)	—
Total	517,454	95,341	612,795	(8,339)	604,456
Segment profit	70,363	9,176	79,539	(1,804)	77,735
Notes:	1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment
Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics.
b)	Industrial Machinery and Others
Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others.
2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

(For the three months ended September 30, 2009)

	Millions of yen
			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	114,999	70,567	35,380	104,589	325,535	—	325,535
Intersegment	37,622	10,059	3,622	1,706	53,009	(53,009)	—
Total	152,621	80,626	39,002	106,295	378,544	(53,009)	325,535
Segment profit (loss)	(13,183)	7,131	2,865	14,031	10,844	2,085	12,929

(For the three months ended September 30, 2008)

	Millions of yen
			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	263,855	139,835	80,188	120,578	604,456	—	604,456
Intersegment	119,389	15,977	5,759	10,721	151,846	(151,846)	—
Total	383,244	155,812	85,947	131,299	756,302	(151,846)	604,456
Segment profit	35,516	20,949	7,340	19,883	83,688	(5,953)	77,735
Note: Transfers between segments are made at estimated arm’s-length prices.
3) Overseas Sales

(For the three months ended September 30, 2009)

	Millions of yen
	Americas	Europe & CIS	Others	Total
Overseas sales	71,948	26,158	145,456	243,562
Consolidated net sales	—	—	—	325,535
Ratio of overseas sales to consolidated net sales (%)	22.1	8.0	44.7	74.8

(For the three months ended September 30, 2008)

	Millions of yen
	Americas	Europe & CIS	Others	Total
Overseas sales	153,325	91,652	231,059	476,036
Consolidated net sales	—	—	—	604,456
Ratio of overseas sales to consolidated net sales (%)	25.4	15.2	38.2	78.8
Notes:	1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.
2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
a)	Americas: North America and Latin America

b)	Europe & CIS: Germany, U.K. and Russia

c)	Others: China, Oceania, Southeast Asia, Middle East and Africa

(6) Note in case of a notable changes in the amount of shareholders’ equity
None
See “Consolidated Statements of Shareholders’ Equity” below for the changes.
Consolidated Statements of Shareholders’ Equity

	Millions of yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Common stock
Balance, beginning of year	¥67,870	¥67,870

Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥140,092	¥138,170
Sales of treasury stock	(84)	1,702
Issuance and exercise of stock acquisition rights	103	69

Balance, end of period	¥140,111	¥139,941

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥28,472	¥26,714
Transfer from unappropriated retained earnings	2,309	276

Balance, end of period	¥30,781	¥26,990

Unappropriated retained earnings
Balance, beginning of year	¥719,222	¥685,986
Net income attributable to Komatsu Ltd.	8,198	100,341
Cash dividends paid to Komatsu Ltd. shareholders	(17,431)	(21,904)
Transfer to retained earnings appropriated for legal reserve	(2,309)	(276)

Balance, end of period	¥707,680	¥764,147

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)
Other comprehensive income (loss), net of tax	(4,136)	(9,274)

Balance, end of period	¥(109,880)	¥(38,053)

Treasury stock
Balance, beginning of year	¥(34,971)	¥(2,835)
Purchase of treasury stock	(15)	(3,050)
Sales of treasury stock	256	779

Balance, end of period	¥(34,730)	¥(5,106)

Total Komatsu Ltd. shareholders’ equity	¥801,832	¥955,789

Noncontrolling interest
Balance, beginning of year	¥33,393	¥30,239
Net income attributable to the noncontrolling interest	3,652	4,320
Cash dividends paid to the noncontrolling interest	(1,727)	(2,243)
Other comprehensive income (loss), net of tax	1,187	(692)
Other changes in noncontrolling interest	1,514	2,037

Balance, end of period	¥38,019	¥33,661

Total equity	¥839,851	¥989,450

Disclosure of comprehensive income
Net income attributable to Komatsu Ltd.	¥8,198	¥100,341
Net income attributable to the noncontrolling interest	3,652	4,320
Other comprehensive income (loss), net of tax	(2,949)	(9,966)

Comprehensive income	¥8,901	¥94,695

(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 29, 2009
URL: http://www.komatsu.com/
Announcement Concerning the Change from Projected Business Results
(Consolidated)
Komatsu Ltd. (President & CEO: Kunio Noji) announces that there are changes in actual consolidated business results for six months of the fiscal year ending March 31, 2010 from the projections of April 27, 2009 as follows.
1. Differences between Projections and Results for Six Months of the Fiscal Year Ending March 31, 2010

Consolidated (U.S.GAAP)

	Millions of yen
	Six months ended September 30, 2009				Six months
			Changes		ended
	Projections	Results	Increase (decrease)		September 30,
	(A)	(B)	(B)-(A)		2008
Net sales	700,000	645,963	(54,037)	(7.7)%	1,211,288
Operating income	15,000	19,785	4,785	31.9%	159,654
Income before income taxes and equity in earnings of affiliated companies	10,000	18,452	8,452	84.5%	156,728
Net income attributable to Komatsu Ltd.	4,000	8,198	4,198	105.0%	100,341

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal year.
2. Reasons for the Differences
In the construction, mining and utility equipment business, while recovery of the Chinese market became clearly evident, market conditions in Japan, North America and Europe deteriorated more than we had earlier anticipated. As a result, sales for the first six-month period (April 1 — September 30, 2009) were smaller than our projection of April 27, 2009. Meanwhile, profits were larger than our projections, mainly because we made more efforts to reduce fixed costs in light of the challenging business environment, and recorded a reversal of allowance for doubtful accounts in the industrial machinery and others business.
(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 29, 2009
URL: http://www.komatsu.com/
Revision of Projections for the Fiscal Year Ending March 31, 2010
(Consolidated and Non-consolidated)
Komatsu Ltd. (President & CEO: Kunio Noji) has revised the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2010, which the Company announced on April 27, 2009.
1. Revision of Projections for the Fiscal Year Ending March 31, 2010

1) Consolidated (U.S.GAAP)

	Millions of yen
	Earlier	Current	Changes		Results for
	projection	projection	Increase (Decrease)		FY ended
	(A)	(B)	(B)-(A)		Mar. 31, 2009
Net sales	1,530,000	1,430,000	(100,000)	(6.5)%	2,021,743
Operating income	72,000	72,000	—	—	151,948
Income before income taxes and equity in earnings of affiliated companies	62,000	62,000	—	—	128,782
Net income attributable to Komatsu Ltd.	35,000	35,000	—	—	78,797

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal year.
< Reasons for the Revision>
In the construction, mining and utility equipment business, recovery of the Chinese market became clearly evident and signs of market recovery began to emerge in Indonesia and India. Meanwhile, we are assuming that market conditions in Japan, North America and Europe will become more challenging than we estimated earlier. All combined, we are projecting that net sales for the fiscal year ending March 31, 2010 will be smaller than our projection of April 27, 2009. With respect to profits, we are anticipating that we should be able to keep the same figures as projected by working harder as the entire Komatsu Group to reduce fixed and production costs.
As preconditions for our current projections, we are assuming the foreign exchange rates in the third and fourth quarters as follows: USD1 = JPY95 and EUR1 = JPY125. With respect to the average rates for the full year, we are keeping the same figure for the U.S. dollar as our earlier projection (USD1 = JPY95), but for the euro, we have changed to EUR1 = JPY129 from our earlier projection of JPY125.

1

2) Non-consolidated

	Millions of yen
	Earlier	Current	Changes		Results for
	projection	projection	Increase (Decrease)		FY ended
	(A)	(B)	(B)-(A)		Mar. 31, 2009
Net sales	520,000	430,000	(90,000)	(17.3)%	787,028
Operating profit	(20,000)	(35,000)	(15,000)	—	26,746
Ordinary profit	0	(10,000)	(10,000)	—	40,034
Net income	5,000	0	(5,000)	(100.0)%	9,317
< Reasons for the Revision>
Similar to the projections for consolidated business results, we are projecting that non-consolidated net sales will decline from our projection of April 2009. With respect to profits, we are also estimating that they will decrease from our projections, because our efforts in reducing fixed and production costs on a non-consolidated basis won’t be able to make up for a decline in sales.
(end)
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

2